Exhibit 99.1

Jiayin Group Reports First Quarter 2019 Unaudited Financial Results

SHANGHAI, June 11, 2019 (GLOBE NEWSWIRE) —Jiayin Group Inc. (“Jiayin” or “the Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced its unaudited financial results for the quarter ended March 31, 2019.

Highlights:

•	Loan origination volume[1] was RMB6,533 million, representing a decrease of 8.2% from the same period of 2018, and a decrease of 1.0% sequentially

•	Investment transactions[2] were RMB7,665 million, representing a decrease of 2.5% from the same period of 2018, and an increase of 1.6% sequentially

•	Average investment amount per investor was RMB66,348, representing an increase of 37.7% from the same period of 2018

•	Average borrowing amount per borrower was RMB7,225, representing an increase of 10.3% from the same period of 2018

•	Net revenue was RMB731.3 million, representing a decrease of 25.6% from the same period of 2018, and an increase of 3.0% sequentially

•	Operating income was RMB294.7 million, representing a decrease of 9.5%, from the same period of 2018, and an increase of 73.2% sequentially

•	Net income was RMB254.2million, representing a decrease of 10.2% from the same period of 2018, and an increase of 56.7% sequentially

Mr. Yan Dinggui, the founder, Director and Chief Executive Officer, commented “We are pleased to report solid performance in our first quarter as a public company. Net revenue grew 3.0% sequentially, as our industry stabilized from regulatory uncertainty and we continued to deliver outstanding execution. Our track record of profitable operation supported us to complete our initial public offering in May, a milestone for our company. The IPO combined with our profitable operations and improving risk management capabilities is generating greater confidence in Jiayin Group among both investors and borrowers.”

[1]	“loan origination volume” refers to the total amount of loans facilitated through the Company’s marketplace during a certain period
[2]

“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors directly through the Company’s marketplace during such period. The calculation of the investment volume of an investment made by an investor through the automated investment program does not take into account automated reinvestments enabled by the automated investment program;

Financial Results

Net revenue was RMB731.3 million (US$109.0 million), representing a decrease of 25.6% year over year, primarily due to reduced loan origination volume and increased incentive offered to investors in the first quarter of 2019.

Revenue from loan facilitation services was RMB595.4 million (US$88.7 million), representing a decrease of 21.6% year over year, primarily due to reduced loan origination volume and increased incentive offered to investors in the first quarter of 2019.

Revenue from post-origination services was RMB73.4 million (US$10.9 million), representing an increase of 27.8% year over year, primarily due to accumulative effect of increased amount of loans originated during prior periods.

Origination and Servicing Expense was RMB118.4 million (US$17.6 million), representing an increase of 39.6% year over year, primarily due to the increased cost of credit assessment and loan collection.

Allowance for Uncollectible Receivables and Contract Assets was RMB43.8 million (US$6.5 million), representing a decrease of 57.8% year over year, primary due to the increased efforts in credit assessment and risk control, which enhanced the Company’s collection capability.

Sales and Marketing expense was RMB171.4 million (US$25.5 million), representing a decrease of 29.1% year over year, primarily due to the reduced advertisement spending in new customer acquisition.

General and Administrative expense was RMB49.3 million (US$7.3 million), representing an increase of 98.0% year over year, primarily due to the increased share-based compensation expense in relation to options newly granted in October 2018.

Research and Development expense was RMB53.7 million (US$8.0 million), representing an increase of 41.2% year over year, as the Company continued to invest in the development of new products and services.

Income from operations was RMB294.7 million (US$43.9 million), representing a decrease of 9.5% year over year, primarily due to the lower revenue.

Net income attributable to Jiayin Group shareholders was RMB254.2 million (US$37.9 million), compared with RMB283.1 million in the same period of 2018.

Cash and Equivalents at quarter-end were RMB143.2 million (US$21.3million), compared with RMB41.4 million at the start of the quarter.

Initial Public Offering

On May 14, 2019, the Company closed its initial public offering of 3,500,000 American Depositary Shares (“ADS”), and the sale of an additional 525,000 ADSs at the public offering price of US$10.50 per ADS pursuant to the exercise in full by the underwriters of their option to purchase additional ADSs. Each ADS represents four Class A ordinary shares.

Jiayin raised a total of approximately US$34.9 million in net proceeds from its initial public offering, after the underwriters’ full exercise of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions as well as other estimated offering expenses.

Conference Call

The Company will host a conference call to discuss its financial results on Tuesday, June 11 at 8:00 a.m. US Eastern Time/ 8:00 PM China Standard Time.

Dial-in details for the earnings conference call are as follows:

China:	+86 4006208038	or	+86 8008190121
Hong Kong	+852 3018-6771
United States, New York	+1 (845) 675-0437

To join, please dial in 10 minutes before the call is scheduled to begin and provide the passcode 1498068.

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038

A replay of the conference call may be accessed by phone at the following numbers until June 19, 2019. To access the replay, please reference the conference ID 1498068.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.niwodai.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	41,441	143,217	21,340
Restricted cash	41,500	7,892	1,176
Amounts due from related parties	—	—	—
Accounts receivable, net	336,849	330,166	49,196
Contract assets, net	203,080	104,895	15,630
Assets from the investor assurance program, net	5,525	2,264	337
Prepaid expenses and other current assets	88,234	90,428	13,476
Deferred tax assets	56,027	56,027	8,348
Property and equipment	29,011	28,386	4,230
Right-of-use assets[3]	—	41,659	6,207
Other long-term assets	212	283	42

TOTAL ASSETS	801,879	805,217	119,982

LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company:
Payroll and welfare payable	110,562	82,455	12,286
Amounts due to related parties	84,509	57,724	8,601
Liabilities from investor assurance program	1,547,072	1,166,111	173,756
Other guarantee liabilities	4,060	—	—
Tax payables	422,177	443,912	66,145
Refund liabilities	84,498	71,111	10,596
Lease liabilities	—	39,830	5,935
Accrued expenses and other current liabilities	201,007	295,246	43,994

TOTAL LIABILITIES	2,453,885	2,156,389	321,313

Commitments and Contingencies

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$ 0.000000005 par value; 10,000,000,000,000 shares authorized, 200,000,000 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	0	0	0
Additional paid-in capital	395,472	442,090	65,873
Accumulated deficit	(2,047,478)	(1,793,262)	(267,204)

TOTAL SHAREHOLDERS’ DEFICIT	(1,652,006)	(1,351,172)	(201,331)

TOTAL LIABILITIES AND DEFICIT	801,879	805,217	119,982

[3]

The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect the Company’s our results of operations, financial condition or liquidity.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Three months ended
	March 31, 2018	March 31, 2019
	RMB	RMB	US$
Net revenue	983,256	731,331	108,972
Operating cost and expenses:
Origination and servicing	(84,831)	(118,434)	(17,647)
Allowance for uncollectible accounts receivable and contract assets	(103,793)	(43,794)	(6,526)
Provision for assets and liabilities from investor assurance program	(164,373)	—	—
Sales and marketing	(241,690)	(171,434)	(25,544)
General and administrative	(24,889)	(49,290)	(7,344)
Research and development	(38,052)	(53,722)	(8,005)
Total operating cost and expenses	(657,628)	(436,674)	(65,066)

Income from operation	325,628	294,657	43,906
Interest (expense) income	392	(482)	(72)
Other income, net	7,986	3,519	524

Income before income taxes	334,006	297,694	44,358
Income tax expense	(50,869)	(43,479)	(6,479)

Net income	283,137	254,215	37,879

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	—	—
Comprehensive income	283,137	254,215	37,879

Weighted average shares used in calculating net income per share:
- Basic and diluted	200,000,000	200,000,000	200,000,000

Weighted average number of ADSs used in calculating net income per ADS:
- Basic and diluted	50,000,000	50,000,000	50,000,000

Net income per share:
- Basic and diluted	1.42	1.27	0.19

Net income per ADS[4]:
- Basic and diluted	5.66	5.08	0.76

[4]

As of March 31, 2019, the Company was in the process of its initial public offering and there were no ADS at that time. Assuming all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.